Exhibit 99.1

For Immediate Release	TSX: TMC

TM BIOSCIENCE SHAREHOLDERS AND OPTIONHOLDERS APPROVE PROPOSED ACQUISITION BY LUMINEX CORPORATION

Toronto, Ontario, February 23, 2007 - Tm Bioscience Corporation (TSX: TMC), a leader in the commercial genetic testing market, announced today that Tm Bioscience shareholders and optionholders have approved the acquisition of Tm Bioscience by Luminex Corporation (NASDAQ: LMNX) at the Company’s Special Meeting of shareholders and optionholders held this morning. Shareholders and optionholders representing more than 98 percent of all votes cast voted in favour of the transaction.

The approved merger will be submitted to the Ontario Superior Court of Justice for final court approval on or about February 27, 2007. If court approval is obtained and other customary conditions to closing are satisfied the transaction is expected to close on or about February 28, 2007, at which time all Tm Bioscience shareholders will be entitled to receive 0.06 Luminex common shares in exchange for each Tm Bioscience common share.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience (TSX: TMC) is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases.

Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s Tag-It™ Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion.

Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification and Health Canada clearance, allowing the test to be marketed for diagnostic purposes in the European Union and Canada.

The ID-Tag™ Respiratory Viral Panel from Tm Bioscience is a reliable and cost-effective test designed to play a key role in patient management, infection control and in countering the pandemic threat of respiratory diseases, all with results in less than six hours. The ID-Tag™ RVP has received CE mark certification and the Company is focused on gaining regulatory clearance from the FDA for the ID-Tag™ RVP as an in vitro device (IVD) in the United States and is also working towards Health Canada approval. The CE marked IVD product probes for 20 viral sequences and Tm is seeking a license for an equivalent IVD product in Canada. In the United States, the IVD application is for a product which excludes the SARS sequence.

In addition, the Company is developing a companion test for the blood-thinning drug warfarin and a test for patients under treatment for sepsis. For more information, visit http://www.tmbioscience.com.

* Analyte Specific Reagent. Analytical and performance characteristics are not established.
** For Investigational Use Only. The performance characteristics of these products have not been established.

Forward-Looking Statements
This press release contains information that is forward-looking information within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of theses terms or other similar expressions concerning matters that are not historical facts.

Forward-looking information, by its nature necessarily involves risks and uncertainties including, without limitation, the difficulty of predicting regulatory approvals, the timing and conditions precedent to obtaining any regulatory approval, market acceptance and demand for new products, the availability of appropriate genetic content and other materials required for the Company’s products, the Company’s ability to manufacture its products on a large scale, the protection of intellectual property connected with genetic content, the impact of competitive products, currency fluctuations, risks associated with the Company’s manufacturing facility, the risk that final court approval for the arrangement transaction with Luminex will not be obtained or the arrangement transaction will not close and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual Information Form, available on SEDAR at www.sedar.com and in the Company's Form 20-F, as amended, filed with the U.S. Securities and Exchange Commission and available at www.sec.gov If any of these risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking information were to prove incorrect, actual results could vary materially from those that are expressed or implied by the forward-looking information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT:
James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com